SEC File Number: 1-9601
CUSIP Number: 482740206;
482740107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number    1-9601

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
K-V Pharmaceutical Company

Full Name of Registrant
N/A

Former Name if Applicable

2503 South Hanley Road

Address of Principal Executive Office (Street and Number)
St. Louis, MO 63144

City, State and Zip Code
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
As previously disclosed in its public filings, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of K-V Pharmaceutical Company (the “Company”) conducted an internal investigation with respect to a range of specific allegations involving, among other items, FDA regulatory and other compliance matters and management misconduct.
Also as previously disclosed, the Board has appointed a Special Committee of the Board (the “Special Committee”) in response to the initiation of a series of putative class action shareholder lawsuits alleging violations of the federal securities laws by the Company and certain individuals as well as the receipt by the Company of an informal inquiry from the U.S. Securities and Exchange Commission (the “SEC”). The Company is also responding to requests for information from the Office of the United States Attorney for the Eastern District of Missouri and representatives of the U.S. Food and Drug Administration (the “FDA”) working with that office.
As a result of the investigation conducted by the Audit Committee and the appointment of the Special Committee and the matters related thereto, the Company is unable to file its Form 10-Q for the Company’s third fiscal quarter ended December 31, 2008 (the “December Form 10-Q”) with the SEC. The Company is in the process of preparing the

December Form 10-Q but is unable, at this time, to estimate when the December Form 10-Q will be filed.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Ronald J. Kanterman	(314)	645-6600
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☑ No

As previously disclosed, the Company has not been able to file its Form 10-Q for the Company’s second fiscal quarter ended September 30, 2008.

In addition, also as previously disclosed, as a result of the Audit Committee investigation described above, the unaudited consolidated financial statements accompanying the Form 10-Q for the Company’s first fiscal quarter ended June 30, 2008 have not been reviewed by the Company’s independent registered public accounting firm, KPMG LLP, as required by Rule 10-01(d) of Regulation S-X.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As the Company previously disclosed, the FDA began an inspection of the Company in December 2008. The Company has voluntarily taken a number of significant steps in connection with the FDA’s inspectional activities, such as voluntarily suspending all manufacturing and shipment of all of the Company’s products, other than three products it distributes but does not manufacture which do not generate a material amount of revenue for the Company. The Company has also initiated a nationwide recall affecting most of the Company’s products, which was subsequently expanded. As part of its response to the FDA’s inspectional activities, the Company has also elected to voluntarily dispose of its existing inventory of products and certain raw materials.

As a result of these voluntary actions and the matters related to the Audit Committee investigation and the formation of the Special Committee, the Company anticipates a significant adverse change in results of its operations from the Company’s third fiscal quarter ended December 31, 2007.

At present, the Company is unable to provide a reasonable estimate of the results of operations for the quarter ended December 31, 2008 due to the ongoing nature of the various matters described above.
* * * * * * * * *

K-V Pharmaceutical Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 10, 2009

K-V Pharmaceutical Company

By:	/s/ Ronald J. Kanterman

Ronald J. Kanterman
Vice President, Chief Financial Officer and Treasurer